

Mail Stop 3030

January 11, 2010

<u>Via U S Mail and FAX [(702) 926-9508]</u>

Ms. Stacey Fling
Chief Executive Officer
EV Innovations, Inc.
4894 Lone Mountain #168
Las Vegas, Nevada 89130

> **Re:** **EV Innovations, Inc.**
> **Form 8-K for Item 4.01**
> **Filed January 8, 2010**
> **File No. 000-33391**

Dear Ms. Fling:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Form 8-K Filed January 8, 2010

1. Item 304(a)(1)(ii) of Regulation S-K requires that you state whether the auditors' report on your financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. We see that the audit report on fiscal 2009 was modified for uncertainty due to the substantial doubt about the company's ability to continue as a going concern. We see the audit report on fiscal 2008 was similarly modified. In an amendment, please revise your disclosures to describe these modifications to the audit reports for 2009 and 2008.

2. Also, please include as an exhibit a letter from your former auditors addressing the revised disclosures.

* * * * *

Please file your response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, please call me at (202) 551-3606. In my absence, you may call Brian Cascio, Branch Chief at (202) 551-3676.

Sincerely,

Jeanne Bennett
Staff Accountant